KILLER WAVES HAWI’I, INC.
PO Box 731
Lawai, HI 96765

VIA EDGAR

December 31, 2015

Justin Dobbie
Legal Branch Chief
US Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549

Re:            Kill Waves Hawaii, Inc.
Registration Statement on Form S-1
Filed November 3, 2015
File No. 333-207765

Dear Mr. Dobbie:

This letter is in response to your comment letter dated November 30, 2015, with regard to the Form S-1 filing of Killer Waves Hawaii, Inc., a Nevada corporation ("Killer Waves" or the "Company") filed on November 3, 2015.  Responses to each comment have been keyed to your comment letter.

 General

1.	Please update your financial statements and consent in accordance with the provisions of Rule 8-08 of Regulation S-X.

Response:

We have updated the financial statements to be audited by Stevenson & Company CPAS LLC, from inception (September 24, 2014) through September 30, 2014 and for the year ended September 30, 2015.  The September 30, 2014 financial statements, as audited by DKM, have been replaced by the audited statements by Stevenson & Company.

2.
Based on the information provided in your filing, it appears that you may be a shell company as defined in Rule 405 under the Securities Act of 1933. We note that you have a limited amount of cash, no revenues and no operations. We also note that significant steps remain to commence your business plan. As such, you should disclose that you are a shell company, add a risk factor that highlights the consequences of shell company status, and revise your disclosure on page 26 to describe the restrictions on the transferability of your equity securities and the unavailability of Rule 144 of the Securities Act for resales of restricted securities. Alternatively, please provide us with detailed facts and analysis demonstrating that you are not a shell company.

Response:

The Company has updated the disclosures to reflect shell status throughout.

3.
Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response:

Neither we, nor anyone authorized on our behalf, presented any written communications, as defined in Rule 405 under the Securities Act, to potential investors in reliance on Section 5(d) of the Securities Act.

Prospectus Summary. Page 5

General Information about our Company, page 5

4.
Please explain how the barrier to entry in this industry is extremely low. It would appear that the high fixed cost of amusement park operations you discuss on page 11 would result in a high barrier to entry in this industry.

Response:

We have updated this disclosure.

5.	Please disclose here the month that you will run out of funds if you are unable to obtain more capital.

Response:

We have updated this disclosure.

The Offering, page 8

6.
We note the reference here and elsewhere to having your shares quoted on the OTCMarkets. To the extent known, please revise throughout to clarify on which tier of the OTC Markets you intend to have your shares quoted.

Response:
We have updated this disclosure.

Selling Security Holders, page 19

7.	We note that the information in this table is as of September 30, 2015. Please provide the information in this table as of the most recent practicable date prior to filing your next amendment.

Response:

The section has been revised to reflect as of December 15, 2015.

Plan of Distribution, page 20
8.
Please revise this section to make it clear whether the selling shareholders are or "may be deemed" underwriters. We note that in some places you indicate that the selling shareholders "may be deemed" underwriters while disclosure elsewhere suggests that they are acting as underwriters. Please revise for consistency.

Response:

This disclosure has been updated accordingly.

Description of Securities to be Registered, page 22
9.
Please briefly describe any provision of your charter or by-laws that would have an effect of delaying, deferring or preventing a change in control and that would only operate with respect to an extraordinary corporate transaction such as a merger, reorganization, tender offer, sale or transfer of substantially all of your assets, or liquidation. Refer to Item 202(a)(5) of Regulation S-K.

Response:

This disclosure has been updated accordingly.

Description of Business, page 23

10.	Please revise this section to discuss the results of the Feasibility Study referenced on page F-23 and the impact of the study on your proposed business.

Response:

This disclosure has been updated accordingly.

Plan of Operation, page 24

11.
We note that you are a development stage company with no operations and no revenues to date. As such, please expand the description of the plan of operation for the company. In particular, please include specific information regarding each material event or step required to pursue each of your planned activities, the timelines, projected costs, milestones, and the estimated amount of additional financing needed for the development of your business over the next 12 months.

Response:
This disclosure has been updated accordingly.

Background Information about our Officers and Directors, page 30

12.
For each director, briefly discuss on an individual basis the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for the company, in light of the company´s business and structure. Refer to Item 401(e)(1) of Regulation S-K.

Response:
This disclosure has been updated.
Executive Compensation, page 31

13.
Please reconcile your statements in this section that your officers are not considered to be employees with the statement in Note 6 to the audited financial statements indicating that you have a sole key employee. Please also update the summary compensation table on page 32 to provide information for the fiscal year ended September 30, 2015.

Response:

The statement has been removed from note 6 of the audited financial statements.

Security Ownership of Certain Beneficial Owners and Management, page 33

14.
We note that the information in this table is based on 15,720,000 shares issued and outstanding as of September 30, 2015. Please provide the information as of the most recent practicable date prior to the filing of your next amendment.

Response:

The section has been revised to reflect as of December 15, 2015.
Please contact me with any further comments or questions.  I would appreciate if you would send any further responses directly to me electronically (gordon@killerwaveshawaii.com).  If the SEC has no further comments, we expect to file a request for acceleration of the effective date.
Thank you in advance for your courtesies.

Sincerely,

/s/ Gordon Lett
Gordon Lett
President